SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated August 2, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	Stock Market Symbols GIB.A (TSX) GIB (NYSE)

CGI Federal Upgrades GSA Financial Management Software and Transitions Hosting of Financial Management Functions

Deal is one of three Shared Service Provider Contracts for CGI Federal

Fairfax, Virginia, August 2, 2006 – CGI Federal, Inc., a wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI), (NYSE: GIB; TSX: GIB.A) today announced that the General Services Administration (GSA) has successfully upgraded to CGI Federal’s Momentum® 6.1 financial management software, to be hosted at CGI's Phoenix Data Center.  This implementation was the culmination of two major initiatives that occurred simultaneously: the upgrade of Momentum, referred to as “Pegasys” at GSA, from version 5.1 to 6.1 and a platform transition from GSA's existing data center to the CGI data center, which also serves as CGI’s Federal Shared Service Center. The four year deal is valued at over US$18 million, and is one of three such contracts signed so far by CGI Federal where the company is serving as a private sector financial management Shared Service Provider (SSP) for a federal government agency.

GSA’s Pegasys financial management system supports users from 11 regions across the country by processing nearly 14 million annual transactions totaling over US$20 billion. With the implementation of Momentum 6.1, GSA will be on the latest release of CGI Federal’s Momentum financial management software, a web-based, Financial Systems Integration Office (FSIO) - compliant application providing the latest and most robust financial management software available to the federal government today.

As a designated public Shared Service Provider (SSP) for the Financial Management Line of Business (FMLoB), GSA’s implementation at CGI’s Data Center includes 40 federal agencies for which GSA provides financial management services.

“As a public-private partnership, GSA’s move to CGI’s Data Center signifies both GSA and CGI’s commitment to federal financial management excellence, providing the best services and software available to the federal government while enabling economies of scale and expertise for future FMLoB clients,” said Donna Ryan, Vice-President, CGI Federal.

About Momentum®

The CGI Federal Momentum financial management software uses state-of-the art open Web technology standards to simplify system deployment and enable interoperability with external systems. This Web enabled version allows federal agencies to easily implement Momentum across the agency. The solution is offered as a government-certified custom off the shelf product for federal agencies as well as part of a turnkey IT and business process service for federal agencies seeking new solutions under the Federal Financial Management Line of Business initiative.

About CGI Federal

CGI Federal (www.cgifederal.com) is a wholly-owned U.S. operating subsidiary of CGI Group Inc., dedicated to providing effective IT solutions for federal government agencies by combining over 30 years of government experience and technology skills. Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the U.S., Europe, Asia Pacific as well as from centers of excellence in Canada and the U.S., Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was $13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Investor relations

Lorne Gorber

Vice-President, Corporate Communications and

Investor Relations

lorne.gorber@cgi.com

(514) 841-3355

Media relations

Peter Cutler

Director, Communications

CGI Federal

peter.cutler@cgi.com

(703) 633-8973

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: August 2, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary